SEC FILE NUMBER 001-34385

CUSIP NUMBER 46131B100

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Invesco Mortgage Capital Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

1555 Peachtree Street, NE

Address of Principal Executive Office (Street and Number)

Atlanta, GA 30309

City, State and Zip Code

PART II—RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

Invesco Mortgage Capital Inc. (“we,” “our” or the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2015 (the “Form 10-Q”) by the prescribed filing deadline (August 10, 2015) without unreasonable effort for the reasons set forth below. The Company expects to complete and file the Form 10-Q on or before August 17, 2015, the extension period provided under Rule 12b-25.

As reported in the Company’s Current Report on Form 8-K, dated August 10, 2015 (the “Report”), the Audit Committee of the Company’s Board of Directors concluded on August 9, 2015, based on the recommendation of management, that each of the Company’s previously issued (i) consolidated financial statements as of and for the years ended December 31, 2013 and 2014 and management’s reports on the Company’s internal control over financial reporting, which were included in its Annual Reports on Form 10-K for the years ended December 31, 2013 and 2014 and (ii) interim consolidated financial statements for the quarter ended March 31, 2013 and for all subsequent quarters through the quarter ended March 31, 2015, need to be restated (the “Restatement”) and should no longer be relied upon.

The Restatement is the result of an error in the application of U.S. generally accepted accounting principles (“GAAP”) pertaining to certain of the Company’s assets – specifically credit risk transfer securities issued by government-sponsored enterprises and interest only strips of residential mortgage-backed securities that are guaranteed by a U.S. government agency. The Company determined that these assets should be viewed for GAAP accounting purposes as hybrid financial instruments which requires that a portion of the changes in fair value of such assets be reflected in “income” rather than “other comprehensive income,” and a portion of the interest received from such assets be classified as “derivative income” rather than “interest income.” The estimated adjustments to net income (loss) due to the Restatement for the twelve months ended December 31, 2013 and 2014 are $16.7 million and $(29.0 million), respectively, and for the three months ended March 31, 2015 is $15.4 million, with offsetting adjustments in other comprehensive income and retained earnings for these periods.

In preparing the Restatement, the Company’s senior management and other key accounting, legal, and tax managers have spent a significant amount of time identifying, researching, analyzing and reviewing the error that is being corrected. As a result of such additional efforts, which are relevant to the information to be included in the Form 10-Q, the Company has been unable to complete its preparation and review of its Form 10-Q in time to file within the prescribed time period without unreasonable effort.

For additional information regarding the Restatement, including, without limitation, the nature of the accounting error giving rise to the Restatement and the estimate of the cumulative anticipated impact of the Restatement on our previously issued consolidated financial statements, please see the Report.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard Lee Phegley, Jr.	(972)	715-7400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that, when filed, the Form 10-Q will reflect increases in net income for the three and six months ended June 30, 2014 of approximately $28.6 million and $36.4 million, respectively, resulting in net losses of $(63.8 million) and $(128.6 million), respectively, for such periods as compared to the net losses previously reported in the Company’s Form 10-Q for the period ended June 30, 2014. However, as discussed above in Part III, due to the Restatement, the Company has not yet finalized its results for the three and six months ended June 30, 2015 and is therefore not able to provide a reasonable estimate of the changes in the results of operations for that period at this time.

Disclosures About Forward-Looking Statements

This Form 12b-25 and the Company’s public documents to which it refers contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties. The above statements regarding the expected impact and amounts of the Restatement, the anticipated timing of our Form 10-Q filing and the estimated financial results for the second quarter of 2015 constitute forward-looking statements that are based on our current expectations. The actual impact and amounts and the detailed presentation of the Restatement will be included in our upcoming SEC filings after we have completed our work on the Restatement and our independent registered public accounting firm has completed its audit of our restated consolidated financial statements for the years ended December 31, 2013 and 2014. There can be no assurance that the final impact and the amounts of the Restatement will not differ materially from estimates that are described in this filing or that any other information set forth herein will not change materially before we file our restated consolidated financial statements.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause our actual results, as well as our expectations regarding materiality or significance, the Restatement’s quantitative effects, the timing of the filing of the Form 10-Q and our estimated financial results for the second quarter of 2015, to differ materially from those in the forward-looking statements. These factors include, among other things, the risk that additional information may arise from the preparation of our restated financial statements, that our internal control over financial reporting may be inadequate or have weaknesses of which we are not currently aware or which have not been detected and/or that we fail to satisfy certain covenants relating to financial statement delivery obligations and representations regarding the Company’s financial statements contained in our financing agreements. The Company does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements. For a discussion of a variety of risk factors affecting our business and prospects, see “Item 1A — Risk Factors” and “Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2014, as supplemented by the reports we have filed since the 2014 10-K, which have been filed with the SEC and are available on our website (www.invescomortgagecapital.com) and on the SEC’s website (www.sec.gov).

Invesco Mortgage Capital Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 10, 2015	By:	/s/ Richard Lee Phegley, Jr.
			Name:	Richard Lee Phegley, Jr.
			Title:	Chief Financial Officer